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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           ---------------------------

                  SAP Aktiengesellschaft Systeme, Anwendungen,
                                 Produkte in der
                                Datenverarbeitung
                                 (Name of Issuer)

                  SAP Aktiengesellschaft Systeme, Anwendungen,
                                 Produkte in der
                                Datenverarbeitung
                            ---------------------------
                        (Name of Person(s) Filing Statement)


                           AMERICAN DEPOSITARY SHARES
                         ------------------------------
                         (Title of Class of Securities)

                                    803054204
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

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                                  Michael Junge
                            Head of Legal Department
                                     SAP AG
                                Neurottstrasse 16
                                 69190 Walldorf
                           Federal Republic of Germany
                               011-49-6227-7-47474
    ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
                                 June 25, 1998
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     (Date Tender Offer First Published, Sent or Given to Security Holders)
                                   Copies to:
                                Peter Y. Solmssen
                           Morgan, Lewis & Bockius LLP
                              2000 One Logan Square
                             Philadelphia, PA 19103
                                 (215) 963-5000

                           ---------------------------


                           CALCULATION OF FILING FEE

         -------------------------------------------------------
         Transaction Valuation*             Amount of Filing Fee
           U.S.$170,069,282.4938              U.S.$34,013.86
         -------------------------------------------------------

* The transaction valuation was determined based on the average of the high and low prices of a Preference Share of SAP Aktiengesellshaft Systeme, Anwendungen, Produkte in der

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Datenverarbeitung on the Frankfurt Stock Exchange on June 19, 1998 translated into Dollars at the exchange rate of DM 1.7856 per Dollar on such date, multiplied by 1/3, the number of Preference Shares represented per Rule 144A ADSs, and multiplied by 752,604 the number of Rule 144A ADSs outstanding as of June 18, 1998.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid: U.S.$44,576.19
         Form or registration no.: Registration
         Statement on Form F-1 (File No. 333-57383) Filing Party: SAP Aktiengesellshaft Systeme, Anwendungen,
         Produkte in der Datenverarbeitung Date Filed: June 22, 1998

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ITEM 1.                    SECURITY AND ISSUER.

         Preliminary Note: References in this Statement to the "Prospectus" are to the Prospectus, dated June 24, 1998, filed herewith as Exhibit 9(a)(1) and made a part hereof. The Prospectus is incorporated into, and constitutes a part of, the Company's Registration Statement on Form F-1 (No. 333-57383), as amended (the "Registration Statement"). Capitalized terms used, but not defined, herein shall have the respective meanings set forth in the Registration Statement.

         (a) The name of the issuer is SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP" and, together with its subsidiaries, the "Company" unless the context otherwise requires), a corporation organized under the laws of the Federal Republic of Germany ("Germany"), and the address of its principal executive office is Neurottstrasse 16, 69190 Walldorf, Germany.

         (b) The exact title of the class of security being sought is "American Depositary Shares" (the "Rule 144A ADSs"), each representing one third of one preference share of the Company, without nominal value (the "Preference Shares"). As of June 18, 1998, 752,604 Rule 144A ADSs were outstanding.

         Upon the terms and subject to the conditions contained in the Prospectus and the related Letter of Transmittal filed herewith as Exhibit 9(a)(2) and made a part hereof (which together constitute the "Exchange Offer"), the Company is offering to exchange four American Depositary Shares (the "ADSs"), each representing one twelfth of one Preference Share, for each outstanding Rule 144A ADS. The ADSs are substantially identical to the Rule 144A ADSs, except that the ADSs may be eligible for listing on a United States national securities exchange or quotation on a United States automated inter-dealer quotation system and, subject to certain conditions, their resale will not be subject to the restrictions set forth in the two deposit agreements between the holders of the Rule 144A ADSs, SAP and The Bank of New York, as depositary, dated May 31, 1995 and August 14, 1996, respectively. The Exchange Offer is not subject to any minimum number of Rule 144A ADSs being tendered.

         (c) The Rule 144A ADSs are currently eligible for quotation through the National Association of Securities Dealers, Inc.'s PORTAL system and the principal trading market for Preference Shares is the Frankfurt Stock Exchange in Germany. See also the information appearing under the captions "Exchange Offer Summary" and "The Exchange Offer" of the Prospectus and "Nature of Trading Market" in the Registration Statement on Form 20-F (the "Form 20-F") appearing in the Prospectus, which information is incorporated herein by reference.

         (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The consideration being offered for the outstanding Rule 144A ADSs consists of up to 3,010,416 ADSs.

         (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         As to the purpose of the Exchange Offer, see the information under the caption "Purpose of the Exchange Offer" in the Prospectus, which information is incorporated herein by reference. As to the disposition of the acquired securities, see the information contained under the caption "Important Notice to Holders and Beneficial Owners of Rule 144A ADSs" in the Prospectus, which information is incorporated herein by reference.


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         Other than as described in this Item, the Company presently has no plans or proposals which relate to or would result in any of the matters listed in Items 3(a) through 3(j) of Schedule 13E-4.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the date hereof, complete information in response to this item is not available. However, as of the date hereof, to the best of SAP's knowledge, none of its directors or executive officers or none of the directors or executive officers of any of its subsidiaries has effected any transaction in the Rule 144 ADSs, Preference Shares or ADSs during the 40 business days preceding the date hereof.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         Except as set forth in the Prospectus under the caption "The Exchange Offer -- Exchange Agent", which is incorporated herein by reference, and Exhibit 9(c)(1) hereto, there are no contracts, arrangements, understandings or relationships relating, directly or indirectly, to the Exchange Offer (whether or not legally enforceable) between the Company or any of its executive officers or directors and any person with respect to any securities of the Company.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information appearing in the Prospectus under the caption "The Exchange Offer -- Solicitation of Tenders; Expenses" and in Exhibit 9(c)(1) hereto is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

         (a) (1): Information required by this Item is included in the consolidated financial statements of the Company included in the Form 20-F appearing in the Prospectus, which financial statements are incorporated herein by reference. (2): Information required by this Item is included in the Prospectus under the caption "Recent Developments," which is incorporated herein by reference. (3): Information required by this Item is included in the Form 20-F under "Item 8. Selected Consolidated Financial Data," which is incorporated herein by reference. (4): Not applicable.

         (b) Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

         (a) None.

         (b) None.

         (c) None.

         (d) None.

         (e) The Prospectus (Exhibit 9(a)(1)) and the Letter of Transmittal (Exhibit 9(a)(2)) are incorporated herein by reference in their entirety.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

         9(a)(1) - Prospectus, dated June 24, 1998.

         9(a)(2) - Form of Letter of Transmittal.


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         9(c)(1) - Form of Exchange Agent Agreement.

         9(e)(1) - Form 20-F appearing in the Prospectus (filed as part of Exhibit 9(a)(1) hereto).


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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                               SAP Aktiengesellschaft Systeme,
                               Anwendungen, Produkte in der
                               Datenverarbeitung


                               By /s/ Prof. Dr. Henning Kagermann
                                 ------------------------------------
                                 Name: Prof. Dr. Henning Kagermann
                                 Title: Member of the Executive Board

Dated:  June 22, 1998


                               By /s/ Dieter Matheis
                                 --------------------------------------
                                 Name: Dieter Matheis
                                 Title: Principal Financial Officer



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                                INDEX TO EXHIBITS



                                                                  SEQUENTIALLY
EXHIBIT                                                           NUMBERED
NUMBER                                                            PAGES
------                                                            ------------
9(a)(1)        Prospectus dated June 24, 1998

9(a)(2)        Form of Letter of Transmittal.

9(c)(1)        Form of Exchange Agent Agreement
9(e)(1)        Form 20-F appearing in the Prospectus (filed as
               part of Exhibit 9(a)(1) hereto).


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